# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WEALTHFRONT CORP, CIK 0001524566
CUSIP: 947002101
Title of class of securities: Common stock, $0.0001 par value per share
Address of issuer's principal executive offices: 261 Hamilton Avenue, Palo Alto, California (CA), 94301
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001754862

## Reporting persons
- Index Ventures VI (Jersey) LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 9,157,362; shared voting power 0; sole dispositive power 9,157,362; shared dispositive power 0; aggregate amount beneficially owned 9,157,362 (6.3% of the class)
- Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 184,830; shared voting power 0; sole dispositive power 184,830; shared dispositive power 0; aggregate amount beneficially owned 184,830 (0.1% of the class)
- Index Venture Associates VI Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 9,460,434; shared voting power 0; sole dispositive power 9,460,434; shared dispositive power 0; aggregate amount beneficially owned 9,460,434 (6.5% of the class)
- Index Ventures Growth II (Jersey) LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 3,357,339; shared voting power 0; sole dispositive power 3,357,339; shared dispositive power 0; aggregate amount beneficially owned 3,357,339 (2.3% of the class)
- Index Ventures Growth II Parallel Entrepreneur Fund (Jersey) L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 49,609; shared voting power 0; sole dispositive power 49,609; shared dispositive power 0; aggregate amount beneficially owned 49,609 (0% of the class)
- Index Venture Growth Associates II Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 3,450,069; shared voting power 0; sole dispositive power 3,450,069; shared dispositive power 0; aggregate amount beneficially owned 3,450,069 (2.4% of the class)
- Yucca (Jersey) SLP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 161,363; shared voting power 0; sole dispositive power 161,363; shared dispositive power 0; aggregate amount beneficially owned 161,363 (0.1% of the class)

## Item 1. Issuer
Name of issuer: WEALTHFRONT CORP
Address of issuer's principal executive offices: 261 HAMILTON AVE, PALO ALTO, CA, 94301

## Item 2. Person Filing
Name of person filing:
(i) Index Ventures VI (Jersey) LP, a Jersey, Channel Islands partnership ("Index Ventures VI").
(ii) Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P., a Jersey, Channel Islands partnership ("Index Ventures VI Parallel" and together with Index Ventures VI, the "Index VI Funds").
(iii) Index Venture Associates VI Ltd, a Jersey, Channel Islands corporation, the general partner of the Index VI Funds.
(iv) Index Ventures Growth II (Jersey), L.P., a Jersey, Channel Islands partnership ("Index Growth II).
(v) Index Ventures Growth II Parallel Entrepreneur Fund (Jersey) L.P., a Jersey, Channel Islands partnership ("Index Growth II Parallel" and together with Index Growth II, the "Index Growth II Funds").
(vi) Index Venture Growth Associates II Ltd, a Jersey, Channel Islands corporation, the general partner of the Index Growth II Funds.
(vii) Yucca (Jersey) SLP, a Jersey, Channel Islands separate partnership ("Yucca").
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is 44 Esplanade, St. Helier, Jersey, Channel Islands JE4 9WG.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Index Ventures VI directly owns 9,157,362 shares of Common Stock, representing approximately 6.3% of the outstanding Common Stock.
(ii) Index Ventures VI Parallel directly owns 184,830 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock.
(iii) IVA VI may be deemed to beneficially own 9,460,434 held directly by the Index VI Funds and Yucca, representing approximately 6.5% of the outstanding Common Stock.
(iv )Index Growth II directly owns 3,357,339 shares of Common Stock, representing approximately 2.3% of the outstanding Common Stock.
(v) Index Growth II Parallel directly owns 49,609 shares of Common Stock, representing less than 0.1% of the outstanding Common Stock.
(vi) IVGA II may be deemed to beneficially own 3,450,069 shares of Common Stock held directly by the Index Growth II Funds and Yucca, representing approximately 2.4% of the outstanding Common Stock.
(vii) Yucca directly owns 161,363 shares of Common Stock, representing approximately 0.1% of the outstanding Common Stock. Yucca administers the co-investment vehicle that is contractually required to mirror the relevant Index Venture Funds' investment in the Issuer. As a result, each of IVA VI and IVGA II may be deemed to have dispositive and voting power over Yucca's shares by virtue of their dispositive power over and voting power over the shares owned by the Index VI Funds and Index Growth II Funds.
Percent of class: See Item 4(a). The percent of class is based upon 146,268,749 shares of Common Stock outstanding following the closing of the Issuer's initial public offering, as disclosed in the Issuer's Form 424(b)(4) prospectus filed with the SEC on December 12, 2025.
Sole power to vote or to direct the vote:
Index Ventures VI: 9,157,362 shares of Common Stock
Index Ventures VI Parallel: 184,830 shares of Common Stock
IVA VI: 9,460,434 shares of Common Stock
Index Growth II: 3,357,339 shares of Common Stock
Index Growth II Parallel: 49,609 shares of Common Stock
IVGA II: 3,450,069 shares of Common Stock
Yucca: 161,363 shares of Common Stock
Shared power to vote or to direct the vote: Not applicable.
Sole power to dispose or to direct the disposition:
Index Ventures VI: 9,157,362 shares of Common Stock
Index Ventures VI Parallel: 184,830 shares of Common Stock
IVA VI: 9,460,434 shares of Common Stock
Index Growth II: 3,357,339 shares of Common Stock
Index Growth II Parallel: 49,609 shares of Common Stock
IVGA II: 3,450,069 shares of Common Stock
Yucca: 161,363 shares of Common Stock
Shared power to dispose or to direct the disposition: Not applicable.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Index Ventures VI (Jersey) LP: /s/ Nigel Greenwood, Nigel Greenwood, Director of General Partner (02/13/2026)
- Index Ventures VI Parallel Entrepreneur Fund (Jersey), L.P.: /s/ Nigel Greenwood, Nigel Greenwood, Director of General Partner (02/13/2026)
- Index Venture Associates VI Ltd: /s/ Nigel Greenwood, Nigel Greenwood, Director (02/13/2026)
- Index Ventures Growth II (Jersey) LP: /s/ Nigel Greenwood, Nigel Greenwood, Director of General Partner (02/13/2026)
- Index Ventures Growth II Parallel Entrepreneur Fund (Jersey) L.P.: /s/ Nigel Greenwood, Nigel Greenwood, Director of General Partner (02/13/2026)
- Index Venture Growth Associates II Ltd: /s/ Nigel Greenwood, Nigel Greenwood, Director (02/13/2026)
- Yucca (Jersey) SLP: /s/ Tapiwa Cuthbert Munyawiri and /s/ Kieran Lester, Tapiwa Cuthbert Munyawiri and Kieran Lester, Authorized Signatories (02/13/2026)